| 1 | **Details of the person discharging managerial responsibilities/person closely associated** | |
|---|---|---|
| a) | Name | Alf Torstensen |
| 2 | **Reason for the notification** | |
| a) | Position/status | Close associate of primary insider executive vice president Siv Helen Rygh Torstensen |
| b) | Initial notification/Amendment | Initial notification |
| 3 | **Details of issuer** | |
| a) | Name | Equinor ASA |
| b) | LEI | OW6OFBNCKXC4US5C7523 |
| 4 | **Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted** | |
| a) | Description of the financial instrument, type of instrument Identification code | Sale of shares<br><br>ISIN NO0010096985 |
| b) | Nature of the transaction | Sale of shares |
| c) | Price(s) and volume(s) | <table><tr><th>Price(s)</th><th>Volume(s)</th></tr><tr><td>301.30</td><td>2000</td></tr></table> |
| d) | Aggregated information<br>— Aggregated volume<br>— Price | Volume 2000<br>Price NOK 301.30 |
| e) | Date of the transaction | 2026-03-02 |
| f) | Place of the transaction | XOSL – Oslo Børs |